ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received on 28 April 2006 a notification dated 27 April 2006, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of The Capital Group Companies, Inc. and certain of its affiliates in the ordinary shares of Reed Elsevier PLC is 123,011,413 shares, representing 9.69% of the Company’s current issued share capital of which 63,918,918 shares, representing 5.04% of the Company’s share capital are held by Capital Guardian Trust Company and 41,586,420 shares, representing 3.28% of the Company’s share capital are held by Capital International Limited.